Exhibit 12
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Income before assessments	$322,592	$366,524	$345,954	$300,481	$309,186
Add: fixed charges (see below)	2,826,014	3,927,597	3,547,268	2,597,945	1,652,127

Total earnings	$3,148,606	$4,294,121	$3,893,222	$2,898,426	$1,961,313

Fixed charges: (1)
Interest expense	$2,825,376	$3,926,975	$3,546,666	$2,597,379	$1,651,569
Interest portion of rent expense	638	622	602	566	558

Total fixed charges	$2,826,014	$3,927,597	$3,547,268	$2,597,945	$1,652,127

Ratio of earnings to fixed charges (2)	1.11	1.09	1.10	1.12	1.19

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.
(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.